February 18, 2015

VIA EDGAR

Securities and Exchange Commission

Staff Accountant | Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Kristi Marrone

Re: CAM Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed April 15, 2014

File No. 001-33907

Ms. Marrone:

CAM Group, Inc. (the “Company”) hereby submits its response letter for the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated January 30, 2015, relating to the abovementioned 10-K. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Note 2. Summary of Significant Accounting Policies, page 24

Accounts Receivable, page 24

1. We note your response to comment 5 from our letter dated December 2, 2014. You state that collection was delayed because the customer had a quality concern about the products, which you have since resolved. Please clarify how the customer’s concerns were addressed (i.e. tell us if replacement products were provided, etc.) and what additional cost you incurred in resolving these concerns.

Response: The customer failed to address specific issue of our products even though they used this reason to postpone the payments to us. Therefore, we are able to reach settlement of the accounts receivable without replacement of the products and additional cost incurred. On February 9, 2015, we collected the accounts receivable of $1,675,831 (RMB 10,240,000) in full from Shijiazhuang Deyuan Nongzi Wuliu Co., Ltd. (石家莊德源農資物流有限公司) (“Deyuan”).

2. Please tell us how you evaluated these fertilizer sales under ASC 605-45-45 when determining that it was appropriate to record the revenue on a net basis. Given that you had credit risk in the transaction and you may have been responsible for the acceptability of the fertilizer purchased by Deyuan, it appears that gross revenue reporting may have been more appropriate.

Response: When we started to sell fertilizer in October 2012, we served primarily as a trading agent for Hebei AMP during the transactions since Hebei AMP would deliver the fertilizer to CAM Hebei as needed. We did not build up our own inventory and all fertilizer sales in 2012 were related party transactions. Therefore, we believed it was appropriate and conservative to record the revenue on a net basis. This situation remained unchanged until the fourth quarter of 2013. We kept the same accounting policy to recognize revenues from fertilizer sales on a net basis for consistency when preparing the financial statements for the year ended December 31, 2013. We agreed to restate the consolidated statements of operations and consolidated comprehensive income for the year of 2013 when preparing the financial statements for the years ended December 31, 2014 and 2013, which will be filed with the Form 10-K for the fiscal year ended December 31, 2014.

3. You state in your response that Deyuan is a non-related party and revenue from this contract was recorded in “revenues – other.” However, it appears that all revenue has been characterized as related party revenue on your statements of operations. Please advise.

Response: “Revenues – other” for the column of 2012 should be from a related party, and “revenues – other” for the column of 2013 should be from non-related parties. We inadvertently put two different characterized items into one line. We agreed to restate the consolidated statements of operations and consolidated comprehensive income for the year of 2013 when preparing the financial statements for the years ended December 31, 2014 and 2013, which will be filed with the Form 10-K for the fiscal year ended December 31, 2014.

We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me via email at kakit5110@gmail.com if you have any further questions. Thank you.

Very truly yours,

CAM Group, Inc.

/s/ Kit Ka

Name: Kit Ka

Title: Chief Executive Officer